SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

MediWound Ltd. (the “Company”) is filing this Form 6-K to report that on August 18, 2025, Mr. Nachum (Homi) Shamir, Chairman of the Company’s Board of Directors, and Mr. Ofer Gonen, the Company’s Chief Executive Officer, each individually purchased ordinary shares of the Company in open market transactions.

These purchases totaled 11,200 ordinary shares at an average purchase price of $17.74 per share and were conducted in compliance with all applicable requirements of the Company’s insider trading policy.

The contents of this Report of Foreign Private Issuer on Form 6-K, are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022, August 15, 2023, and March 19, 2025 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997 and 333-285897, respectively) and on Form F-3 filed with the SEC on March 31, 2023,  August 29, 2024 and March 19, 2025 (Registration Nos. 333-268297, 333-281843 and 333-285908, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.

Date: August 19, 2025	By:	/s/ Hani Luxenburg
	Name:	Hani Luxenburg
	Title:	Chief Financial Officer